UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

THE KEYW HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation)	001-34891 (Commission File Number)	27-1594952 (IRS Employer Identification No.)

7740 Milestone Parkway, Suite 400
Hanover, Maryland 21076
(Address of principal executive offices) (Zip Code)

Gwen Pal (443) 733-1600
(Name and telephone number, including area code, of the person to contact in connection with this report)

  Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

References in this report to “KEYW,” “we,” “our,” or “us” mean The KEYW Holding Corporation, The KEYW Corporation and Hexis Cyber Solutions, Inc., together with its subsidiaries, except where the context otherwise requires.
Our Conflict Minerals Policy
We fully support Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule") and are committed to responsible sourcing of Conflict Minerals (as defined below) as well as full compliance with the requirements of the Conflict Minerals Rule. KEYW is committed to identifying the potential conflict minerals which are necessary to the functionality or production of a product manufactured by KEYW or for KEYW by a contract manufacturer and determining the country of origin of any potential conflict material.
In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.
Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated accordingly for future business and sourcing decisions.
Applicability of the Conflict Minerals Rule to Our Company
As a company engaged in the manufacture, fabrication, and integration of geo-location products, avionics and imaging devices, printed circuit boards, and certain cybersecurity devices, our products potentially contain Conflict Minerals. A review of these products was completed in 2014 (covering the 2013 period). It was determined that potential Conflict Minerals could feasibly be found within or as part of the production process of our products.
We believe that we are in most cases many levels removed from mines, smelters and refiners and have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict free sourcing in our supply chain.
Reasonable Country of Origin Information
In connection with the reasonable country of origin inquiry (RCOI) required by the Conflict Minerals Rule, KEYW utilized the same process and procedures established for our due diligence. We designed our due diligence measures relating to Conflict Minerals based on guidance established by the Organization for Economic Co-operation and Development's (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas, and other industry guidance.
As a result of KEYW's RCOI and ongoing due diligence, KEYW does not yet have sufficient information sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and/or are not from recycled or scrap sources.
As such, KEYW's products produced in calendar year 2013 are "DRC Conflict Undeterminable." As a result we have filed a Conflict Minerals Report.

Website Disclosure
As required by the Conflict Minerals Rule, the foregoing information and our full "Conflict Minerals Policy" is available at the following Internet website: http://investors.keywcorp.com/governance.cfm under "Governance Documents". The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.
Conflict Minerals Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD (Exhibit 1.02) and is available at the following Internet website: http://investors.keywcorp.com/governance.cfm under "Governance Documents".

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02 - Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE KEYW HOLDING CORPORATION
(Registrant)

/s/ Leonard E. Moodispaw	DATE: June 2, 2014
Leonard E. Moodispaw
President and Chief Executive Officer